

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Via Facsimile and U.S. Mail

Mr. James G. Thomasch, Chief Financial Officer
PLC Systems Inc.
10 Forge Park
Franklin, Massachusetts 02038

> **Re: PLC Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 18, 2010**
> **File No. 1-11388**

Dear Mr. Thomasch:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Martin James
Senior Assistant Chief Accountant